BioNTech Announces Fourth Quarter and Full Year 2022 Financial Results and Corporate Update

·Expanded and advanced oncology pipeline to 20 programs in 24 ongoing clinical trials including five ongoing randomized Phase 2 clinical trials; multiple trials with registrational potential expected to be initiated in 2023 and 2024
·Announced licensing agreement with OncoC4 to complement the Company’s oncology portfolio with clinical stage next-generation immune checkpoint modulator; a randomized Phase 3 trial planned to start in 2023
·Initiated Phase 1 trials for four mRNA vaccine candidates in the infectious disease field
·Approximately 2 billion doses of COMIRNATY® invoiced in 2022, including approximately 550 million doses of Omicron-adapted bivalent COVID-19 vaccines
·Fourth quarter and full year revenues of €4.3 billion1 and €17.3 billion1, respectively
·Full year net profit of €9.4 billion and fully diluted earnings per share of €37.77 ($39.77²)
·Strong liquidity of €13.9 billion cash and cash equivalents; €1.8 billion gross profit share settlement was received in cash as of January 12, 2023
·Expect to authorize a share repurchase program of up to $0.5 billion during the remainder of 2023

Conference call and webcast scheduled for March 27 at 8:00 am ET (2:00 pm CET)

MAINZ, Germany, March 27, 2023 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) today reported financial results for the three months and full year ended December 31, 2022, and provided an update on its corporate progress.

“We made significant progress in 2022 by advancing our pipeline and launching the world’s first Omicron BA.4/BA.5 adapted bivalent COVID-19 vaccine. In addition, multiple new modalities achieved encouraging clinical data and we progressed nine new programs into clinical trials,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “As we look to 2023 and beyond, we plan to continue investing in our transformation with a focus on building commercial capabilities in oncology and working towards registrational trials. Our mid-term goal is to seek approval for multiple oncology products in cancer indications with high unmet medical need.”

Financial Review for the Fourth Quarter and Full Year 2022 Financial Results

in millions, except per share data	Fourth Quarter 2022	Fourth Quarter 2021	Full Year 2022	Full Year 2021
Total Revenues[1]	€4,278.3	€5,532.5	€17,310.6	€18,976.7
Net Profit	€2,278.7	€3,166.2	€9,434.4	€10,292.5
Diluted Earnings per Share	€9.26	€12.18	€37.77	€39.63

Total revenues reported were €4,278.3 million1 for the three months ended December 31, 2022, compared to €5,532.5 million1 for the comparative prior year period. For the year ended December 31, 2022, total revenues were €17,310.6 million1, compared to €18,976.7 million1 for the comparative prior year period. The change corresponds with the demand for COVID-19 vaccines.

Cost of sales were €183.5 million for the three months ended December 31, 2022, compared to €583.2 million for the comparative prior year period. For the year ended December 31, 2022, cost of sales were €2,995.0 million, compared to €2,911.5 million for the comparative prior year period. Cost of sales were impacted by expenses arising from inventory write-offs and expenses for production capacities derived from agreements with contract manufacturing organizations that became redundant. In addition, during the three months ended December 31, 2022, cost of sales were impacted by the release of provisions.

Research and development expenses were €509.8 million for the three months ended December 31, 2022, compared to €271.5 million for the comparative prior year period. For the year ended December 31, 2022, research and development expenses were €1,537.0 million, compared to €949.2 million for the comparative prior year period. The increase was mainly due to expenses in connection with the development and production of BioNTech’s and Pfizer’s Omicron-adapted bivalent COVID-19 vaccines and from progressing the clinical studies for BioNTech’s pipeline candidates. The increase was further driven by a higher headcount in the R&D area and expenses incurred under BioNTech’s share-based-payment arrangements.

General and administrative expenses were €122.9 million for the three months ended December 31, 2022, compared to €130.9 million for the comparative prior year period. For the year ended December 31, 2022, general and administrative expenses were €484.7 million, compared to €285.8 million for the comparative prior year period. The increase was mainly due to increased expenses for IT and purchased external services as well as an increase in headcount.

Income taxes were accrued in an amount of €893.9 million of tax expenses for the three months ended December 31, 2022, compared to €1,547.7 million of tax expenses for the comparative prior year period. For the year ended December 31, 2022, income taxes accrued were €3,519.7 million of tax expenses, compared to €4,753.9 million of tax expenses for the comparative prior year period. The derived annual effective income tax rate for the year ended December 31, 2022, was 27.2%.

Net profit was €2,278.7 million for the three months ended December 31, 2022, compared to €3,166.2 million for the comparative prior year period. For the year ended December 31, 2022, net profit was €9,434.4 million, compared to €10,292.5 million for the comparative prior year period.

Cash and cash equivalents were €13,875.1 million as of December 31, 2022. Subsequent to the end of the reporting period, the payment settling BioNTech’s gross profit share for the third quarter of 2022 (as defined by the contract) in the amount of €1,816.5 million was received from our collaboration partner as of January 12, 2023. The contractual settlement of the gross profit share under the COVID-19 collaboration with Pfizer has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from BioNTech’s financial reporting cycle, it creates an additional time lag between the recognition of revenues and the payment receipt.

Shares Outstanding: Shares outstanding as of December 31, 2022, were 243,215,169.

“Our COVID-19 vaccine revenues, driven by the delivery of our Omicron-adapted bivalent vaccines, have ensured another strong financial performance in 2022,” said Jens Holstein, CFO of BioNTech. “We believe that the Company’s financial success in 2022 will provide a springboard to accelerate and build upon our diversified clinical pipeline and fuel our research and development in the coming years. The announced acquisition of InstaDeep and the recent license and collaboration agreement with OncoC4, which adds a clinical program to our existing portfolio aim to create future value for BioNTech mid- to long-term. We anticipate our COVID-19 franchise will further support our already existing financial strength in the years to come. As a science and innovation driven company, we plan to continue to invest heavily in R&D and are willing to invest in mergers and acquisitions as well as collaborations to create future growth for the Company.”

Outlook for the 2023 Financial Year:

The Company’s outlook contains the following components:
BioNTech COVID-19 Vaccine Revenues for the 2023 Financial Year:

Estimated BioNTech COVID-19 vaccine revenues for the 2023 financial year	~ €5 billion

This revenue estimate reflects expected revenues related to BioNTech’s share of gross profit from COVID-19 vaccine sales in the collaboration partner’s territories, from direct COVID-19 vaccine sales to customers in BioNTech’s territory and expected revenues from sales to collaboration partners which may be influenced by costs like inventory write-offs once materialized and shared with the collaboration partner Pfizer.
Revenue guidance is based on various assumptions including but not limited to the expected transition from an advanced purchase agreement environment to commercial market ordering starting in 2023 and a regulatory recommendation to adapt the COVID-19 vaccines to address newly circulating variants or sublineages of SARS-CoV-2. The estimated BioNTech COVID-19 vaccine revenues reflect expected deliveries under existing or committed supply contracts and anticipated sales through traditional commercial orders. A re-negotiation of the existing supply contract with the European Commission is ongoing, with the potential for a rephasing of deliveries of doses across multiple years and/or a volume reduction. While a vaccine adaptation is expected to lead to an increased demand, fewer primary vaccinations and lowered population-wide levels of boosting are anticipated. Seasonal demand is assumed, moving expected revenue generation significantly to the second half of the year 2023.
Planned 2023 Financial Year Expenses and Capex:

R&D expenses	€2,400 million - €2,600 million
SG&A expenses	€650 million - €750 million
Capital expenditures	€500 million - €600 million
Estimated 2023 Financial Year Tax Assumptions:

BioNTech Group estimated annual cash effective income tax rate	~27%
Numbers reflect current base case projections, include potential effects caused or driven by additional collaborations or potential M&A transactions to the extent they have been disclosed and are calculated based on constant currency rates.

Operational Review of the Fourth Quarter and Key Post Period-End Events

COVID-19 Vaccine Programs – BNT162 (COMIRNATY)

Commercial updates

•In December 2022, BioNTech and Pfizer announced that approximately 2 billion doses of COMIRNATY were invoiced globally in 2022 between the two companies, including approximately 550 million doses of the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine, as of mid-December 2022.
•In January 2023, BioNTech and Pfizer announced that negotiations were ongoing for the re-phasing of delivery timelines for the COMIRNATY supply agreement with the European Commission (EC). The agreement with the EC was signed in May 2021 and a rephasing agreement was previously reached in May 2022.
•As part of BioNTech’s and Pfizer's 2-billion-doses-pledge to support equitable access to medicines, the companies have delivered approximately 1.7 billion doses of COMIRNATY to low- and middle-income countries in line with demand. The deliveries include both the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine and the original COVID-19 vaccine.

Clinical development and regulatory updates

Original COVID-19 vaccine
•In October 2022, BioNTech and Pfizer received EC approval for the conversion of the conditional Marketing Authorization (CMA) to full Marketing Authorization (MA). The conversion applies to all existing indications and formulations of the COMIRNATY product group authorized in the European Union, including Original/Omicron BA.1- and BA.4-5-adapted bivalent COVID-19 vaccines as booster doses for individuals aged 12 years and older.
•In October 2022, BioNTech and Pfizer received EC approval for full MA for a 3-µg dose of the original COVID-19 vaccine as a three-dose series for children aged six months through four years.
•In October 2022, BioNTech and Pfizer received EC approval for a fourth dose booster of the original COVID-19 vaccine in individuals 12 years of age and older at an interval of at least three months between the administration of the original COVID-19 vaccine and the last prior dose of a COVID-19 vaccine.
Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine booster
•In the second half of 2022, BioNTech and Pfizer received approval or authorization of a 30-µg booster dose of the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine for individuals aged 12 years and older, granted by the U.S. Food and Drug Administration (FDA) (August), European Commission (EC) (September), Health Canada (October), and Health Bureau of the Hong Kong Special Administrative Region of the People's Republic of China (November). The Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine was approved or authorized for use in more than 65 countries and regions in 2022. Authorization of a 10-µg booster dose of Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine in children five through 11 years of age was granted by U.S. FDA (EUA) (October) and EC (November).
•In November 2022, BioNTech and Pfizer reported updated 30-day clinical data from the randomized Phase 2/3 clinical trial evaluating the safety, tolerability and immunogenicity of the companies’ Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine, given as a 30-µg booster dose. The data demonstrated a robust and broadly neutralizing immune response one month after a 30-µg booster dose. There was a substantially higher increase in Omicron BA.4/BA.5-neutralizing antibody titers compared to pre-booster levels for those who received the bivalent vaccine compared to the original COVID-19 vaccine, with similar favorable safety and tolerability profile demonstrated between both vaccines.
•In November 2022, BioNTech and Pfizer announced results from an analysis examining the immune response induced by the Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine against newer Omicron sublineages with enhanced escape mechanisms, including BA.4.6, BA.2.75.2, BQ.1.1 and XBB.1. The published data (Zou et al. Neutralization of BA.4–BA.5, BA.4.6, BA.2.75.2, BQ.1.1, and XBB.1 with Bivalent Vaccine; N Engl J Med 2023; 388:854-857) indicated that the bivalent vaccine elicits a greater increase in neutralizing antibody titers than the original COVID-19 vaccine against these emerging Omicron sublineages.
•In December 2022, BioNTech and Pfizer received U.S. FDA EUA for their Original/Omicron BA.4-5-adapted bivalent COVID-19 vaccine as the third 3-µg dose in the three-dose primary series for children six months through four years of age.

Next-generation COVID-19 vaccine
•In November 2022, BioNTech and Pfizer initiated a Phase 1 clinical trial to evaluate the safety, tolerability and immunogenicity of BNT162b4, a next-generation COVID-19 vaccine candidate that aims to enhance SARS-CoV-2 T cell responses and potentially broaden protection against upcoming variants and increase durability of protection.
COVID-19 – Influenza Combination mRNA Vaccine Program (BNT162b2 + BNT161)
•In October 2022, BioNTech and Pfizer initiated a Phase 1 open-label, dose-finding clinical trial to evaluate the safety, tolerability and immunogenicity of a combination of the COVID-19 and influenza mRNA vaccines to help protect individuals against influenza and COVID-19 with a single injection. A data update from this trial is expected in 2023.
•In December, BioNTech and Pfizer received Fast Track Designation from the U.S. FDA for their mRNA-based combination vaccine candidate.

Fourth Quarter 2022 Infectious Disease Pipeline Update and Outlook

HSV-2 Vaccine Program – BNT163
•In December 2022, BioNTech initiated a Phase 1 clinical trial of BNT163, a herpes simplex virus (HSV) vaccine candidate for the prevention of genital lesions caused by HSV-2 and potentially HSV-1. The trial will evaluate the safety, tolerability and immunogenicity of BNT163. A data update is expected in 2H 2023.

Malaria Vaccine Program – BNT165
•In December 2022, BioNTech initiated a Phase 1 clinical trial of BNT165b1, the first candidate from the Company’s BNT165 program to develop a multi-antigen malaria vaccine candidate. This first clinical trial (NCT05581641) will evaluate the safety, tolerability and exploratory immunogenicity of the vaccine candidate. A data update is expected in 2H 2023.

Shingles Vaccine Program – BNT167
•In February 2023, BioNTech and Pfizer initiated a randomized controlled, dose-selection Phase 1/2 clinical trial of BNT167, the companies’ mRNA vaccine candidates against shingles (also known as herpes zoster). The clinical trial (NCT05703607) will evaluate the safety, tolerability, and immunogenicity of mRNA vaccine candidates against shingles. A data update is expected in 2023.

Fourth Quarter 2022 Oncology Pipeline Update and Outlook

•In 2022, BioNTech started five first-in-human clinical trials:
•BNT116, a FixVac program for non-small cell lung cancer (NSCLC),
•BNT141 and BNT142, two RiboMabs for CLDN18.2-positive and CLDN6-positive solid tumors and
•BNT313, a HexaBody targeting CD27, and BNT322 (undisclosed target), two new antibody candidates from its collaboration with Genmab being evaluated in solid tumors.

BNT113, a candidate based on BioNTech’s FixVac off-the-shelf mRNA-based cancer immunotherapy approach, is being developed as a first-line treatment for patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma, or HNSCC, expressing PD-L1. BNT113 has not previously been combined with anti-PD1 therapy.
•In December 2022, BioNTech presented preliminary safety data from the run-in portion (Part A) of the ongoing Phase 2 trial designed to demonstrate the safety of the combination of BNT113 and pembrolizumab at the annual European Society for Medical Oncology (ESMO) Immuno-Oncology Congress. As of July 5, 2022, of 15 treated patients, 12 had completed the safety run-in (pembrolizumab + four BNT113 doses). Data showed safety was acceptable and in line with the safety profile of BNT113 and pembrolizumab as single agents; no new safety signals were observed for the combination. The randomized Part B is ongoing.

Autogene cevumeran (BNT122) is a candidate based on an individualized neoantigen-specific immunotherapy (iNeST) approach developed for the treatment of adjuvant and metastatic cancers in collaboration with Genentech, a member of the Roche Group. Each autogene cevumeran dose includes up to 20 different neoantigens selected on a patient-by-patient basis.
•In 2023, BioNTech and Genentech are expecting a data update from an ongoing open-label Phase 2 trial evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone in patients with previously untreated advanced melanoma.
·A Phase 2 clinical trial of autogene cevumeran in the adjuvant setting in patients with pancreatic ductal adenocarcinoma (PDAC) is planned to open in 2023.

BNT211 is a chimeric antigen receptor (CAR) directing T cells against the novel target CLDN6 that is tested alone and in combination with a CAR-T cell Amplifying RNA Vaccine, or CARVac, encoding CLDN6. CARVac is intended to drive in vivo expansion of transferred CAR-T cells to increase their persistence and efficacy.

•In 2023, BioNTech expects to provide a data update on the ongoing Phase 1/2 dose escalation and expansion, evaluating CLDN6 CAR-T cells with or without CLDN6 CARVac in patients with CLDN6-positive relapsed or refractory advanced solid tumors.
·In September 2022, BioNTech provided a data update from the ongoing study at the ESMO Congress, which demonstrated signs of anti-tumor activity and a manageable safety profile across both dose levels. An efficacy assessment of 21 evaluable patients showed an overall response rate, or ORR, of 33% and a disease control rate, or DCR, of 67% with one complete response, six partial responses and seven patients with stable disease. Particularly encouraging clinical responses were seen in patients with testicular cancer treated with dose level 2 after lymphodepletion (n=7), where one complete response, three partial responses and two stable diseases were observed, representing an ORR of 57% and a DCR of 85%.
·The Company expects a Phase 2 study of BNT211 in patients with 2L+ platinum resistant testicular cancer to start in 2024.

BNT312 (GEN1042) is a first-in-class bispecific antibody candidate designed to induce conditional immune activation by crosslinking CD40 and 4-1BB positive cells.
•In December 2022, BioNTech and Genmab presented updated data from the safety run-in and expansion cohorts of the Phase 1/2 study of BNT312 combination therapy at the ESMO Immuno-Oncology Annual Congress. The data demonstrated that BNT312 + pembrolizumab (PEM) ± chemotherapy (CTx) was well tolerated with no reported dose-limiting toxicity. Most adverse events were grade 1/2 and manageable. BNT312 (GEN1042) + PEM + CTx showed encouraging early activity in patients with advanced/metastatic HNSCC, with responses observed in 4/4 evaluable patients. The observed immune activity mediated by BNT312 retained with combination therapy. Enrollment in this trial is ongoing in all cohorts (NSCLC, pancreatic ductal adenocarcinoma, and HNSCC).

BNT313 (GEN1053) is a monospecific antibody candidate targeting CD27 to address malignant solid tumors. It is based on Genmab's HexaBody technology and is engineered to induce clustering of CD27 on the plasma membrane of T cells with the aim of enhancing T cell activation, proliferation and differentiation without depleting T cells.
•In November 2022, the Company initiated a Phase 1 clinical trial to evaluate the safety, tolerability and preliminary efficacy of BNT313 for the treatment of malignant solid tumors.
•Preclinical data characterizing the mechanism of action of BNT313 were presented at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2022. In the in vitro experiments, BNT313 exhibited CD27 agonist activity independently of Fc gamma receptor-mediated crosslinking. BNT313 enhanced activation, proliferation and proinflammatory cytokine secretion of human CD4+ and CD8+ T cells as well as CD8+ T cell mediated cytotoxic activity towards tumor cells in vitro. In mice expressing human CD27 protein, it enhanced expansion and IFN-γ secretion of antigen-specific CD8+ T cells in vivo. Overall, the data supported a mechanism of action that distinguishes BNT313 from benchmark monoclonal antibodies targeting CD27.

Fourth Quarter 2022 and Subsequent Corporate Updates

•In November 2022, BioNTech’s affiliate BioNTech Pharmaceuticals Asia Pacific Pte. Ltd. announced the signing of an agreement to acquire a GMP-certified manufacturing facility in Singapore which is planned to also serve as BioNTech’s Regional Headquarters.
•In November 2022, BioNTech entered a multi-target research collaboration with Ryvu Therapeutics S.A. to develop and commercialize immunomodulatory small molecule candidates as well as standalone small molecules from Ryvu’s STING agonist portfolio.
•In November 2022, the second tranche of BioNTech’s share repurchase program of American Depositary Shares (ADSs) was authorized, with a value of up to $0.5 billion, commencing on December 7, 2022 and ending on March 17, 2023. In total, under both tranches of the share repurchase program, 9,166,684 ADSs were repurchased at an average price of $142.04, for a total consideration of approximately $1.3 billion (€1,268.4 million).

•As of December 31, 2022, BioNTech had share capital registered in the commercial register (“Handelsregister”) in the amount of €248,552,200, which was divided into 248,552,200 registered shares (“Namensaktien”), including an amount of €5,337,031 relating to 1,548,439 ordinary shares held in the form of ADSs and 3,788,592 ordinary shares, each held in treasury.
•In December 2022, BioNTech announced that the first six ISO-sized shipping containers for the BioNTainer have been completed in Europe, underwent quality checks by BioNTech experts and were being prepared for shipment to Kigali. The containers subsequently arrived in March 2023.
•In January 2023, BioNTech announced that it had entered into an agreement to acquire its long-standing strategic collaboration partner InstaDeep Ltd., enabling the creation of a fully integrated, enterprise-wide capability that leverages artificial intelligence (AI) and machine learning (ML) technologies across BioNTech’s therapeutic platforms and operations. The transaction is expected to add approximately 240 highly skilled professionals to BioNTech’s workforce, including teams in AI, ML, bioengineering, data science, and software development.
•In February 2023, BioNTech completed the construction of its first proprietary plasmid DNA manufacturing facility in Marburg.
•In March 2023, BioNTech entered into an exclusive worldwide licensing agreement with OncoC4, Inc. to co-develop and commercialize ONC-392, an anti-CTLA-4 monoclonal antibody as monotherapy or combination therapy in various cancer indications. The companies plan to start a Phase 3 trial (NCT05671510) of ONC-392 as monotherapy treatment in NSCLC patients who progress after PD-1/PD-L1 treatment in 2023. The transaction is expected to close in the first half of 2023, subject to customary closing conditions and regulatory clearance.

Environmental, Social, and Governance (ESG) overview

•BioNTech published its ESG report (Sustainability Report 2022) on March 27, 2023. The report can be found in the Investor Relations section of BioNTech’s website.

Upcoming investor and analyst events

•The Annual General Meeting is scheduled for May 25, 2023.
•BioNTech expects to host an Innovation Series Day on November 7, 2023.

Endnotes
The full audited consolidated financial statements can be found in BioNTech’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC and available at https://www.sec.gov/ (the “Annual Report”).

1 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report. Any changes in the estimated share of the collaboration partner’s gross profit will be recognized prospectively.
² Calculated applying the average foreign exchange rate for the year ended December 31, 2022 as published by the German Central Bank (Deutsche Bundesbank).

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts on March 27, 2023 at 8.00 a.m. EDT (2.00 p.m. CEST) to report its financial results and provide a corporate update for the fourth quarter and financial year 2022.
To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a pin number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor Relations section of the Company’s website at https://

biontech.com/. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma and Pfizer.
For more information, please visit www.BioNTech.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; the timing and expected impact of the Company’s planned acquisition of InstaDeep Ltd. and collaboration and licensing agreements with OncoC4, Inc. and others; the development of sustainable vaccine production and supply solutions, including BioNTainers, and the nature and feasibility of these solutions; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, and shares outstanding. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccine to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and foreign countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Annual Report on Form 20-F for the year ended December 31, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

BioNTech Contacts
Investor Relations
Michael Horowicz
+1 (617) 955 7420
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Statements of Profit or Loss

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021	2020
(in millions, except per share data)	(unaudited)	(unaudited)

Revenues
Commercial revenues	€4,271.3	€5,525.9	€17,194.6	€18,874.0	€303.5
Research & development revenues	7.0	6.6	116.0	102.7	178.8
Total revenues	€4,278.3	€5,532.5	€17,310.6	€18,976.7	€482.3

Cost of sales	(183.5)	(583.2)	(2,995.0)	(2,911.5)	(59.3)
Research and development expenses	(509.8)	(271.5)	(1,537.0)	(949.2)	(645.0)
Sales and marketing expenses	(14.6)	(17.9)	(59.5)	(50.4)	(14.5)
General and administrative expenses	(122.9)	(130.9)	(484.7)	(285.8)	(94.0)
Other operating expenses	(376.2)	(67.1)	(407.0)	(94.4)	(2.4)
Other operating income	221.6	237.8	815.3	598.4	250.5
Operating income / (loss)	€3,292.9	€4,699.7	€12,642.7	€15,283.8	€(82.4)

Finance income	38.8	16.3	330.3	67.7	1.6
Finance expenses	(159.1)	(2.1)	(18.9)	(305.1)	(65.0)
Profit / (loss) before tax	€3,172.6	€4,713.9	€12,954.1	€15,046.4	€(145.8)

Income taxes	(893.9)	(1,547.7)	(3,519.7)	(4,753.9)	161.0
Profit for the period	€2,278.7	€3,166.2	€9,434.4	€10,292.5	€15.2

Earnings per share
Basic profit for the period per share	€9.38	€12.96	€38.78	€42.18	€0.06
Diluted profit for the period per share	€9.26	€12.18	€37.77	€39.63	€0.06

Statements of Financial Position

	December 31,	December 31,
(in millions)	2022	2021
Assets
Non-current assets
Intangible assets	€219.7	€202.4
Property, plant and equipment	609.2	322.5
Right-of-use assets	211.9	197.9
Other financial assets	80.2	21.3
Other non-financial assets	6.5	14.4
Deferred tax assets	229.6	—
Total non-current assets	€1,357.1	€758.5
Current assets
Inventories	439.6	502.5
Trade and other receivables	7,145.6	12,381.7
Other financial assets	189.4	381.6
Other non-financial assets	271.9	113.4
Income tax assets	0.4	0.4
Cash and cash equivalents	13,875.1	1,692.7
Total current assets	€21,922.0	€15,072.3
Total assets	€23,279.1	€15,830.8

Equity and liabilities
Equity
Share capital	248.6	246.3
Capital reserve	1,828.2	1,674.4
Treasury shares	(5.3)	(3.8)
Retained earnings	18,833.0	9,882.9
Other reserves	(848.9)	93.9
Total equity	€20,055.6	€11,893.7
Non-current liabilities
Lease liabilities, loans and borrowings	176.2	171.6
Other financial liabilities	6.1	6.1
Income tax liabilities	10.4	4.4
Provisions	8.6	184.9
Contract liabilities	48.4	9.0
Other non-financial liabilities	17.0	12.8
Deferred tax liabilities	6.2	66.7
Total non-current liabilities	€272.9	€455.5
Current liabilities
Lease liabilities, loans and borrowings	36.0	129.9
Trade payables	204.1	160.0
Other financial liabilities	785.1	1,190.4
Refund liabilities	24.4	90.0
Income tax liabilities	595.9	1,568.9
Provisions	367.2	110.2
Contract liabilities	77.1	186.1
Other non-financial liabilities	860.8	46.1
Total current liabilities	€2,950.6	€3,481.6
Total liabilities	€3,223.5	€3,937.1
Total equity and liabilities	€23,279.1	€15,830.8

Statements of Cash Flows

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021	2020
(in millions)	(unaudited)	(unaudited)
Operating activities
Profit for the period	€2,278.7	€3,166.2	€9,434.4	€10,292.5	€15.2
Income taxes	893.9	1,547.7	3,519.7	4,753.9	(161.0)
Profit before tax	€3,172.6	€4,713.9	€12,954.1	€15,046.4	€(145.8)
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	29.0	26.0	123.3	75.2	38.7
Share-based payment expenses	19.4	20.5	108.6	93.9	32.1
Net foreign exchange differences	847.8	(92.0)	625.5	(387.5)	41.3
Loss on disposal of property, plant and equipment	0.2	4.2	0.6	4.6	0.6
Finance income excluding foreign exchange differences	(38.8)	(0.3)	(265.3)	(1.5)	(1.6)
Finance expense excluding foreign exchange differences	2.1	2.2	18.9	305.2	22.3
Movements in government grants	0.3	20.6	0.3	(89.0)	92.0
Other non-cash income / (loss)	—	(2.2)	—	(2.2)	1.7
Unrealized net (gain) / loss on derivative instruments at fair value through profit or loss	(323.3)	32.4	(241.0)	57.3	—
Working capital adjustments:
Decrease / (increase) in trade and other receivables, contract assets and other assets	(646.8)	(1,712.7)	4,369.9	(11,808.1)	(247.9)
Decrease / (increase) in inventories	(144.8)	(109.1)	62.9	(438.4)	(49.8)
Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(674.6)	362.2	85.7	1,516.1	204.6
Interest received	22.8	0.2	29.3	1.2	1.4
Interest paid	(5.0)	(6.1)	(21.5)	(12.2)	(3.6)
Income tax received / (paid), net	(1,387.4)	(3,456.9)	(4,222.1)	(3,457.9)	0.5
Share-based payments	(44.3)	(2.4)	(51.8)	(13.4)	—
Net cash flows from / (used in) operating activities	€829.2	€(199.5)	€13,577.4	€889.7	€(13.5)

Investing activities
Purchase of property, plant and equipment	(136.6)	(39.4)	(329.2)	(127.5)	(66.0)
Proceeds from sale of property, plant and equipment	0.2	2.0	0.6	3.4	1.2
Purchase of intangible assets and right-of-use assets	(7.9)	(14.0)	(34.1)	(26.5)	(19.4)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(20.8)	—	(20.8)	(60.6)
Purchase of financial instruments	(16.7)	(19.5)	(47.8)	(19.5)	—
(Investment) / proceeds from maturity of other financial assets	—	(8.2)	375.2	(375.2)	—
Net cash flows used in investing activities	€(161.0)	€(99.9)	€(35.3)	€(566.1)	€(144.8)

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	—	—	110.5	160.9	753.0
Proceeds from loans and borrowings	0.2	—	0.8	—	156.0

Repayment of loans and borrowings	—	(50.7)	(18.8)	(52.6)	(1.6)
Payments related to lease liabilities	(9.2)	1.8	(41.1)	(14.1)	(12.7)
Share repurchase program	(55.7)	—	(986.4)	—	—
Dividends	—	—	(484.3)	—	—
Net cash flows from / (used in) financing activities	€(64.7)	€(48.9)	€(1,419.3)	€94.2	€894.7

Net increase in cash and cash equivalents	603.5	(348.3)	12,122.8	417.8	736.4
Change in cash and cash equivalents resulting from exchange rate differences	(152.1)	15.3	59.6	64.7	(45.3)
Cash and cash equivalents at the beginning of the period	13,423.7	2,025.7	1,692.7	1,210.2	519.1
Cash and cash equivalents at December 31	€13,875.1	€1,692.7	€13,875.1	€1,692.7	€1,210.2